

July 2, 2012

Via E-mail
Kirkland B. Andrews
Chief Financial Officer
NRG Energy, Inc.
211 Carnegie Center
Princeton, NJ 08540

> **Re: NRG Energy, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2011**
> **Filed February 28, 2012**
> **Response dated June 14, 2012**
> **File No. 001-15891**

Dear Mr. Andrews:

We have reviewed your response and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2011

Item 8 – Financial Statements and Supplementary Data

Note 3 – Business Acquisitions and Dispositions, page 127

We note your response to prior comments 2 and 3. Please clarify the following with respect to the Ivanpah transaction:

- In your Form 10-Q for the period ended June 30, 2011 you reflect the allocation of the purchase price. Please explain why the non-controlling interests aggregating 49.9% has been recorded at a fair value of $154 million whereas your 50.1% interest is reflected at $68 million. It appears the non-controlling interest is calculated based on future funding commitments whereas your investment account does not consider such commitments.

Please tell us the amount of the $154 million that represents the interest acquired by Google's subsidiary and how the fair value amounts were determined for each non-controlling interest.

- Please tell us the amount of the net assets of Ivanpah at historical cost on April 5, 2011 and show us your allocation of the purchase price relative to the historical cost.

- You state the committed funds are not part of the consideration for the acquisition because the funds are not payable to the seller. Please tell us what amounts the seller had to commit as its pro-rata portion of the equity in order to obtain financing. In this regard, it appears that the cash payments to the seller may have contemplated the committed funds by you and Google's subsidiary.

- Please explain to us the basis for non-symmetrical accounting in recording the transfer of control of the Ivanpah projects between BrightSource Energy and NRG.

We may have further substantive comment upon review of your detailed response.

You may contact Donna Di Silvio, Staff Accountant at (202) 551-3202 or me at (202) 551-3377 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ Jim Allegretto for

Andrew D. Mew
Accounting Branch Chief

cc: Brian Curci, Esq.
        Assistant General Counsel